Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely pursuant to the Offer to Purchase and the related Letter of Transmittal, each dated March 20, 2019. The Offer is not being made to (nor will tenders be accepted from or on behalf of) stockholders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Osiris Therapeutics, Inc.

at

$19.00 Net Per Share

by

Papyrus Acquisition Corp.

a direct wholly-owned subsidiary of

Smith & Nephew Consolidated, Inc.

Papyrus Acquisition Corp., a Maryland corporation (“Purchaser”) and a direct wholly-owned subsidiary of Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), which is an indirect wholly-owned subsidiary of Smith & Nephew plc (“Smith & Nephew”), a public limited company formed under the laws of England and Wales, is offering to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (“Shares”), of Osiris Therapeutics Inc., a Maryland corporation (“Osiris”), at a price per Share of $19.00 in cash, net to the holder of any applicable withholding taxes and without interest (the “Offer Price”), upon the terms and subject to the conditions described in the Offer to Purchase, dated March 20, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M., EASTERN TIME, ON APRIL 17, 2019 (THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED, IN WHICH EVENT THE TERM “EXPIRATION TIME” WILL MEAN THE DATE AND TIME TO WHICH THE INITIAL EXPIRATION TIME OF THE OFFER IS SO EXTENDED.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of March 12, 2019, among Parent, Purchaser, Osiris and, solely for the purposes of Section 7.02 and Article XI thereto, Smith & Nephew (the “Merger Agreement”). Pursuant to, and subject to the terms and conditions set forth in, the Merger Agreement, after the consummation of the Offer, Purchaser will be merged with and into Osiris in accordance with Section 3-106.1 of the Maryland General Corporation Law (the “MGCL”) without a meeting of the Osiris stockholders (the “Merger”), and Osiris will be the surviving corporation and a wholly-owned subsidiary of Parent. At the effective time of the Merger, each then issued and outstanding Share (other than (a) Shares directly owned by any of Osiris’ subsidiaries and (b) Shares directly owned by Purchaser immediately prior to the effective time of the Merger) will be converted into the right to receive consideration equal to the Offer Price. Each Share directly owned by any of Osiris’ subsidiaries or by the Purchaser will automatically be canceled and will cease to exist, and no consideration will be delivered in such exchange. No appraisal rights are available to stockholders in connection with the Offer.

Assuming all conditions to the Merger are satisfied or waived, Parent will consummate the Merger as promptly as possible following the time that Purchaser first accepts Shares for payment pursuant to the Offer, in which case Osiris will cease to be a publicly traded company and the Shares will no longer meet the requirements for continued listing on NASDAQ Global Market. Parent intends to terminate the registration of the Shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as soon as the requirements for termination of registration are met.

The board of directors of Osiris, at a meeting duly called and held, has duly and unanimously (a) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (b) determined that the Offer, the Merger, and the other transactions contemplated by the Merger Agreement were fair to and in the best interests of Osiris and its stockholders; (c) acknowledged and agreed that the Merger shall be effected under Section 3-106.1 of the MGCL and shall be effected as promptly as possible following the acceptance of the Shares for payment by Purchaser; and (d) resolved to recommend that the stockholders of Osiris accept the Offer and tender their Shares pursuant to the Offer.

In connection with the Merger Agreement, Peter Friedli, Chairman of the board of directors of Osiris and co-founder of Osiris, entered into a tender and support agreement with Parent and Purchaser, pursuant to which Mr. Friedli has irrevocably and unconditionally agreed to tender approximately 30% of Osiris’ outstanding Shares in the Offer.

The Offer is not subject to a financing condition. The Offer is subject to, among others, (a) the Minimum Tender Condition, (b) the U.S. Regulatory Condition, (c) the Governmental Condition, (d) the Non-U.S. Regulatory Condition, (e) the Merger Agreement Condition, (f) the MAE Condition, and (g) the Termination Condition.

The “Minimum Tender Condition” requires that the number of Shares validly tendered and not validly withdrawn prior to the Expiration Time, together with Shares owned by Parent and its affiliates and excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been received, represents at least a majority of the outstanding Shares on a fully diluted basis as of the Expiration Time. The “U.S. Regulatory Condition” requires that the waiting period (and any extension thereof) applicable to the consummation of the Offer and the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated. The “Governmental Condition” requires that no order, injunction, judgment, decree or other similar decision has been issued by any governmental authority of competent jurisdiction and no applicable law is in effect that would enjoin, restrain or otherwise prohibit the consummation of the Offer or the Merger. The “Non-U.S. Regulatory Condition” requires that the consummation of the Offer is not unlawful under any competition, merger control, antitrust, foreign investment or similar law of any jurisdiction. The “Merger Agreement Condition” is not satisfied if Osiris fails to perform in any material respect its obligations required to be performed by it under the Merger Agreement at or before such time. The “MAE Condition” requires that, since the date of the Merger Agreement, there has not been a change, event or occurrence that, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect (as defined in the Merger Agreement). The “Termination Condition” requires that the Merger Agreement has not been terminated in accordance with its terms. The Offer is also subject to other conditions as described in the Offer to Purchase, including that certain representations and warranties are true at certain specified dates.

Pursuant to the Merger Agreement, Purchaser expressly reserves the right to increase the Offer Price, to waive certain conditions to the Offer, to make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, and to terminate the Offer if the conditions to the Offer are not satisfied. Purchaser agreed that it will not, without the prior written consent of Osiris: (a) reduce the number of Shares subject to the Offer; (b) reduce the Offer Price; (c) amend, modify or waive the Minimum Tender Condition; (d) impose any condition to the Offer in addition to the conditions set forth the Offer to Purchase; (e) extend the Expiration Time (except as provided in the Merger Agreement); (f) change the form of consideration payable in the Offer; or (g) otherwise amend, modify or supplement any condition to the Offer in any manner adverse to the stockholders.

Pursuant to the Merger Agreement, if, as of the Expiration Time, any of the conditions to the Offer has not been satisfied or waived by Parent or Purchaser, Purchaser will extend the Offer for additional periods of up to 10 business days per extension (or longer if agreed) to permit such condition to be satisfied, except that Parent and Purchaser are not required to extend the Offer to a date beyond December 12, 2019 (the “Outside Date”). In addition, Purchaser has agreed to extend the Offer for the minimum period required by any law, interpretation or position of the SEC or its staff, or NASDAQ Global Market or its staff. No subsequent offering period is expected to be available following the Expiration Time. Parent and Osiris have the right to terminate the Merger Agreement and the Offer in certain circumstances, as described in the Offer to Purchase.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Time.

Upon the terms and subject to the conditions of the Offer, Purchaser will promptly after the Expiration Time accept for payment all Shares validly tendered and not validly withdrawn prior to the Expiration Time, and will pay for such Shares promptly (and in any event within three business days) after the Expiration Time. Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to Equiniti Trust Company (the “Depositary”) of its acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, the Depositary may retain tendered Shares on Purchaser’s behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described under Section 4—“Withdrawal Rights” of the Offer to Purchase. However, Purchaser’s ability to delay the payment for Shares that it accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires the Purchaser to promptly pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal or any other customary documents required by Depositary. Stockholders who are unable to deliver any required document to the Depositary by the Expiration Time may have a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the Notice of Guaranteed Delivery. For the tender to be valid, the Depositary must receive the missing items within two trading days after the date of execution of such Notice of Guaranteed Delivery. See Section 3—“Procedures for Tendering Shares” of the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to the Depositary will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should check with such institution as to whether it charges any service fees or commissions.

Except as otherwise provided in the Offer to Purchase, stockholders have withdrawal rights that are exercisable until the Expiration Time, or in the event the Offer is extended, on such date and time to which the Offer is extended. In addition, Shares may be withdrawn at any time after May 20, 2019, which is the 60th day after the date of the commencement of the Offer, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares.

All questions as to the form and validity of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of the tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Smith & Nephew, Parent, Purchaser or any of their respective affiliates or assigns, the Depositary, Innisfree M&A Incorporated (the “Information Agent”) or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Osiris has provided Purchaser with its list of stockholders and security position listings for the purpose of disseminating the Offer to Purchase, Letter of Transmittal and other Offer related materials to stockholders. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders whose names appear on Osiris’ stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

The acquisition of Osiris by Parent and Purchaser will be funded through a combination of Parent’s cash on hand and Smith & Nephew’s existing revolving credit facility.

The tender of Shares in the Offer for cash or the exchange of Shares pursuant to the Merger for cash will be a taxable transaction to U.S. Holders (as defined in the Offer to Purchase) for U.S. federal income tax purposes. Stockholders are urged to consult their own tax advisor as to the particular tax consequences to them of the Offer and the Merger. See Section 5—“Material U.S. Federal Income Tax Consequences of the Offer and the Merger” of the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Osiris’ Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the board of directors of Osiris and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to Information Agent at its address and telephone numbers set forth below. Requests for copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be directed to the Information Agent. Such copies will be furnished promptly at Purchaser’s expense. Stockholders may also contact brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Except as set forth in the Offer to Purchase, neither Smith & Nephew, Parent nor Purchaser will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders May Call Toll Free: (888) 750-5834

Banks and Brokers May Call Collect: (212) 750-5833

March 20, 2019